Exhibit 99.1

Company Overview
Ariel Katz | November 2015

Safe Harbor Statement
• This presentation contains statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements." Forward-looking statements in this presentation are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.
• Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “aim”, “forecast”,
 “project”, “will”, “may”, “might”, “should”, “could” and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-
 looking statements in this presentation are based upon assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. These assumptions are inherently subject to significant risks, uncertainties and contingencies, including those described under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission, which are difficult or impossible to predict and many of which are beyond its control and it may not achieve or accomplish these expectations, beliefs or projections. The risks that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, dependence on third parties to obtain raw materials, in particular krill; the sale of a high proportion of the InFat product to end users by a single company in China; customer concentration and a lack of long-term purchase commitments; possible payment of royalties on sales of our krill products in North America and Australia; the risk of future litigation, including regarding intellectual property rights; possible challenges to the classification of the
 Company’s products as “medical foods” in the United States; reliance on the Company’s Swedish joint venture with AAK and recently entering into an arbitration proceeding with AAK with respect to certain matters related to the joint venture agreement; dependence on a single facility that houses the majority of the
 Company’s operations; the Company’s ability to expand its production or processing capabilities; adverse impact on gross profits if the Company is only able to obtain lower quality krill meal; the Company and its customers being subject to significant and increasing government regulations regarding the sale and marketing of the Company’s products and its customers’ products incorporating the Company’s products; and adverse impacts on the Company’s ability to obtain krill due to conservation regulation or initiatives. Please refer to the Form 20-F for a complete list of such risks.
• Neither the Company, nor any of its respective agents, employees or advisors intend or have any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained in this presentation.
• The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company or this offering.
• The information and opinions contained in this document are provided as of the date of this presentation and are subject to change without notice. This document has not been approved by any competent regulatory or supervisory authority. This document will not be left behind after this presentation and by accepting this document and attending the presentation you agree to be bound by the foregoing limitations.
2

Agenda
3
VAYA Pharma
Business Introduction
Enzymotec
Long Term Strategy
Enzymotec
Current Stage

4
CONSUMER
HEALTH AND
WELLNESS
01

Clinical Support
Clinical Nutrition Active Ingredients
Clinical Nutrition Branded
Branded Dietary Supplements
Prevention
BioActive Ingredients
Dietary Management - Disease
Medical Foods
Treatment - Disease
Ensure
Rx

Enzymotec
Delivering Lipids

Consumer Health and Wellness
5
Consumer
Drugs
Infant
Nutrition
Active
Ingredients

Competitive Edge
6
TECHNOLOGY
-Proprietary Lipids Technology
-Strong Technology Platform
-Cover all Clinical Phases
SOURCE OF KNOWLEDGE
-Research Activities Span the
 Entire Human Life Cycle
-Ongoing Market Feedback
FULLY INTEGRATED
-Fully Integrated Platform
 from Research to Sales

The Biological Importance of Lipids

Major structural component of all cell membranes - Key to important biological functions, including cell to cell communication

~60,000 different types in the human body and ~60% of the brain's dry mass consists of lipids - Play an essential role in nerve cells, development and proper function

01

02

proteins
lipids

04

03

Only limited research in the field of lipids despite crucial role in tissue physiology, cell signaling, and associated disorders

Deficiencies or imbalances in lipid levels are associated with a wide array of diseases and disorders

Enzymotec
Delivering Lipids
7

Proprietary Technology
8
Natural
Resources
Raw krill, Fish,
Vegetable
sources, Bovine
milk, Others
High Value
Applications
Consumer Health
and Wellness
Products

Lipid
Modification
Sourcing

Enzymotec
Delivering Lipids

Technology Platform
9
Enzymatic
Technologies
Clinical
Trials
IP
Process
Technologies
Excellency
Centers
Lipid
Biochemistry
Regulation
Data
Mining
Lipid
Analysis

Competitive Edge
10
SOURCE OF KNOWLEDGE
-Research Activities Span the
 Entire Human Life Cycle
-Ongoing Market Feedback
FULLY INTEGRATED
-Fully Integrated Platform
 from Research to Sales
TECHNOLOGY
-Proprietary Lipids Technology
-Strong Technology Platform
-Cover all Clinical Phases

Entire **Human Life Cycle**

Teenagers
Adults
Infants
Seniors

Enzymotec
Delivering Lipids
11

Health Spectrum

Nutrition
Clinical nutrition
OTC
Rx
Medica l Food
Drug
Prevention
Support
Dietary Management of Diseases
Treatmen t of Diseases

Enzymotec
Delivering Lipids
12

Human Lab
13
Approximately
500
Close relation with
1000th
MDs
new
ideas
(Autism, Epilepsy etc.)

Competitive Edge
14
TECHNOLOGY
-Proprietary Lipids Technology
-Strong Technology Platform
-Cover all Clinical Phases
SOURCE OF KNOWLEDGE
-Research Activities Span the
 Entire Human Life Cycle
-Ongoing Market Feedback
FULLY INTEGRATED
-Fully Integrated Platform
 from Research to Sales

Integrated Platform Feeds Both Segments
B2B2C
Enzymatic Technology
Lipid Technology
Innovation

Enzymotec
Delivering Lipids

Fully Integrated Platform
15
Manufacturing
Process Development
R&D
IP
Clinical
Support
Regulatory
Expertise

Creativity

"Creativity is just connecting things. When you ask creative people how they did something, they feel a little guilty because they didn't really do it, they just saw something.

It seemed obvious to them after a while. That's because they were able to connect experiences they've had and synthesize new things. And the reason they were able to do that was that they've had more experiences or they have thought more about their experiences than other people.

Unfortunately, that's too rare a commodity. A lot of people in our industry haven't had very diverse experiences.

So they don't have enough dots to connect, and they end up with very linear solutions without a broad perspective on the problem. The broader one's understanding of the human experience, the better design we will have."

- Steve Jobs, Wired, February, 1995

Enzymotec
Delivering Lipids

16

Innovations
17
Science
Technology
Cost
Regulation
Legal
Manufacturing
KOL
Convert Science
to Consumer
Messages
New
Generation
Products
in Pipe
QA
Data Analysis
Sales Force
Professional
Sales
Force
IP
Financial
Resources
Cooperation
with
Universities
Professional
Team
etc.
Distribution
Channels

Ingredient
OEM
Brand
Brand
OEM
Ingredient
Investment
Time
Revenues

Enzymotec
Delivering Lipids

Innovation Paradox
18

120
100
80
60
40
20
0

Enzymotec
Delivering Lipids

Moving Up the Value Chain
19
Benefits:
• Higher profit / EBITDA
• Higher revenues per
   consumer
• Higher valuation
Differentiation
difficult to copy
Similar products
in the market
ADDED VALUE
BRAND
BRAND
OEM

Enzymotec Long-Term Strategy
20
Future business
under evaluation
Supplement
Infant
Clinical Nutrition
Medical Food
Drugs
Current Business
Future Business
B2B
B2C

21
The health care
market is going through
significant changes

Healthcare Significant Changes
Full exposure of
information.
No hidden
information.
22

From professional
channels to
direct-to-consumers
Healthcare Significant Changes
2
23

Healthcare Significant Changes
24
Challenges
to get
reimbursement

New Pharma World
25
Lower cost
(reduce
development cost)
Higher safety
profile
Comply with
consumer
needs

USING WHAT THE BODY KNOWS TO MAKE THE BODY BETTER
WATCH VIDEO

Enzymotec
Delivering Lipids

26
VAYA Pharma is committed to reforming the
practice of medicine through a holistic approach
to health. VAYA Pharma offers specially
formulated, prescription-only medical foods to
address distinct nutritional needs that exist in
certain diseases and health conditions. There are
other companies offering medical foods to the
U.S. market. We do not engage in the
development or sale of drugs.  VAYA’s products
are not intended to
diagnose, treat, cure, or prevent any disease.

What are Medical Foods?
• Contains ingredients that are GRAS
 (Generally Recognized As Safe)
• Specially formulated
• Based on recognized scientific principles
• Produced under current Good Manufacturing Practices (cGMP)
• Unavailable via regular diet
• Intended for use under a physician's supervision
• Nutritional deficiency correlated with diseases
Category of regulation as defined by the FDA
27

Summary
28
Address the future needs of healthcare
•  Cost
•  Safety
•  Patient willingness
Rich pipeline
•  Current indication only the beginning
•  Explore new indications
•  Focus on CNS neurology with unmet needs
Adjust to consumer culture changes
•  Distribution channels (ecommerce)
•  Patient willingness

Introducing Rob Crim
ROB CRIM
President and Chief Executive Officer of VAYA Pharma
29
Over fifteen years of experience in clinical nutrition and medical foods industries
Held various positions at Danone/Numico, including General Manager of the SHS Business and
Regional Vice President - North America
Bachelor’s degree from Harvard University and an M.B.A. from the University of Michigan

Rob Crim
President & CEO
VAYA Pharma
VAYA: Writing the Script for Growth

Safe Harbor Statement
• This presentation contains statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements."
 Forward-looking statements in this presentation are made pursuant to the safe harbor provisions contained in the Private Securities Litigation
 Reform Act of 1995.
• Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “expect”, “anticipate”, “intend”,
 “plan”, “estimate”, “aim”, “forecast”, “project”, “will”, “may”, “might”, “should”, “could” and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this presentation are based upon assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. These assumptions are inherently subject to significant risks, uncertainties and contingencies, including those described under “Risk
 Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission, which are difficult or impossible to predict and many of which are beyond its control and it may not achieve or accomplish these expectations, beliefs or projections. The risks that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, dependence on third parties to obtain raw materials, in particular krill; the sale of a high proportion of the InFat product to end users by a single company in China; customer concentration and a lack of long-term purchase commitments; possible payment of royalties on sales of our krill products in North America and Australia; the risk of future litigation, including regarding intellectual property rights; possible challenges to the classification of the Company’s products as “medical foods” in the United States; reliance on the Company’s Swedish joint venture with AAK and recently entering into an arbitration proceeding with AAK with respect to certain matters related to the joint venture agreement; dependence on a single facility that houses the majority of the Company’s operations; the Company’s ability to expand its production or processing capabilities; adverse impact on gross profits if the Company is only able to obtain lower quality krill meal; the Company and its customers being subject to significant and increasing government regulations regarding the sale and marketing of the Company’s products and its customers’ products incorporating the Company’s products; and adverse impacts on the Company’s ability to obtain krill due to conservation regulation or initiatives. Please refer to the Form 20-F for a complete list of such risks.
• Neither the Company, nor any of its respective agents, employees or advisors intend or have any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained in this presentation.
• The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company or this offering.
• The information and opinions contained in this document are provided as of the date of this presentation and are subject to change without notice. This document has not been approved by any competent regulatory or supervisory authority. This document will not be left behind after this presentation and by accepting this document and attending the presentation you agree to be bound by the foregoing limitations.

VAYA Pharma Agenda
• VAYA Pharma Business   Rob Crim
• Clinician’s Perspective                                                                                      Dr. Mark Banschick
• Bridging the Gap with Physicians       Maurice Williams, PhD
• R&D Model                                                                                      Rob Crim
• Science & Future    Yael Richter, PhD
• Global Financial Status   Eyal Hen
• Summary and Q&A   Open Session

VAYA Pharma Business Agenda
• Medical Food Business
• VAYA Pharma Products
• VAYA Pharma Competitive Edge and Competitive Landscape
• Market Opportunities
• VAYA Pharma Journey 2011-2015
• VAYA Pharma Performance

Key VAYA Pharma Facts and Figures
Products
since 2011
3
Presence

5
countries
Scientific
Global
employees
56
10
US states
17
Salesforce
in
publications
in
adherence
High
& loyalty

FDA
Food
Conventional Foods
Dietary Supplements
Medical Foods
Drug
Over-The-Counter
Prescription Drugs

VAYA Pharma

What are Medical Foods?

Dietary Supplements	Medical Foods	Prescription Drug
Physician Supervision	Not Required	Required	Required
Pre-market Scientific Testing	Not Required	Required	Required
Pre-market FDA Approval	Not Required	Not Required	Required
Target Population	Intended for normal, healthy adults	Specially formulated for meeting nutritional requirements of a specific diseased population	Specifically formulated for patients with a specific disease or symptoms
Claims	Make structure/function claims to support healthy function of body parts, systems, organs or processes	Make medical claims for dietary management of a specific disease characterized by distinctive nutritional requirements	Make therapeutic claims for treating, preventing or mitigating specific indications
Safety Profile	New supplements with new dietary ingredients (NDIs) need only be demonstrated as "reasonably expected to be safe"	All ingredients must be GRAS (Generally Recognized as Safe) or approved food additives	Need to establish safety through clinical trials
Scientific Requirements	Claims may be based on existing scientific literature or traditional use	Based on recognized scientific principles, established by medical evaluation	Preclinical and Clinical phases I, II and III

Table adapted from Frost & Sullivan 2009

Medical Food Requirements

Vayarin™
Lipirinen™ 167 mg

For the clinical dietary management of ADHD

Vayarin®
VAYA

Vayacog®
Lipicogen™ 310 mg

For the clinical dietary management of Early Memory Impairment

Vayacog®
VAYA

Vayarol®
Lipirolen™ 1000 mg

For the clinical dietary management of Hypertriglyceridemia

Vayarol®
VAYA

VAYA™ Pharma

VAYA Pharma Products

What is the Basis of VAYA?

Market Growth
CAGR (%)
0
1
2
3
4
5
6
7
8
9
10
US
Canada
UK
France
Germany
Italy
Spain
Japan

Global ADHD Market: Massive & Growing
Treatment Patterns
 • 7.2% Total Population
 • Treatment population & prevalence
 expected to rise
 • Increase Adult ADHD who can now obtain
 diagnosis under DSM-IV
 • Reduced skepticism from EU nations
Market Size
 • 2013: $6.9B with CAGR 4.8%
 • 2020: Expected $9.9B
Sources:
GBI Research ADHD Therapeutics to 2020
http://pediatrics.aappublications.org/content/early/2015/02/24/peds.2014-3482
http://www.cdc.gov/ncbddd/adhd/features/key-findings-adhd72013.html/

A) US
Projected CAGR: 4.1%
Peak CAGR: 5.9%
Low CAGR: 1.8%
Market size ($m)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2013
2014
2015
2016
2017
2018
2019
2020

Global ADHD Market: Massive & Growing
Treatment Patterns
 • ~11% (6.5M) school-aged children
 • ~4-9% (5-10M) adults
Market Size
 • 2013: $5.9B with CAGR 4.1%
 • 2020: Expected $7.8B
Sources:
GBI Research ADHD Therapeutics to 2020
http://www.cdc.gov/ncbddd/adhd/features/key-findings-adhd72013.html/

The New York Times

A.D.H.D. Rates Rise Around Globe, but Sympathy Often Lags

Last year, Sinan Sonmezler of Istanbul refused to keep going to school. His eighth- grade classmates called him "weird" and "stupid," and his teachers rebuked him for his tendency to stare out the window during class. The school director told his parents he was "lazy."

....Sinan has attention-deficit hyperactivity disorder, a condition still little understood in many parts of the world."

VAYA Pharma

ADHD - Global Awareness is Growing
By KATHERINE ELLISON NOVEMBER 9, 2015 11:58 AM

ONCE-DAILY
Vyvanse® CII
(lisdexamfetamine dimesylate) capsules
20 • 30 • 40 • 50 • 60 • 70 mg

ONE DOSE DAILY
ADDERALL XR™ CII
5 mg, 10 mg, 15 mg, 20 mg, 25 mg, 30 mg CAPSULES

strattera®
atomoxetine HCl

intuniv®
(guanfacine)
Extended Release Tablets 1 mg, 2 mg, 3 mg, 4 mg

ONCE-DAILY
CONCERTA® CII
(methylphenidate HCl)

Vayarin®
For the dietary management of **ADHD**

VAYA™ Pharma

ADHD Landscape
Rx
 Medical Food
VAYA Pharma is committed to reforming the practice of medicine through a holistic approach to health. VAYA Pharma offers specially formulated, prescription-only medical foods to address distinct nutritional needs that exist in certain diseases and health conditions. There are other companies offering medical foods to the U.S. market. We do not engage in the development or sale of drugs.  VAYA’s products are not intended to diagnose, treat, cure, or prevent any disease.

Global Early Memory Impairment Market
Treatment Patterns
 • Subjective Cognitive Impairment (SCI) & Mild Cognitive Impairment (MCI):
 High Prevalence but Low Diagnosis
 • MCI range between 3-25% of population 65+
Market Size
 • Massive potential total market
 • Dementia/Alzheimer’s (AD) as an indicator
 • $4.8B in 2014 with CAGR 9.5%
 • North America largest market - Asia fastest growing
 • Total Healthcare Cost $818B
Sources:
http://msrj.chm.msu.edu/wp-content/uploads/2014/12/Fall-2014-Alzheimers-Disease.pdf
http://www.alz.co.uk/research/statistics
http://www.reuters.com/article/2015/07/08/research-and-markets-idUSnBw085888a+100+BSW20150708#C69xIezAt2KmCLlA.97

US Early Memory Impairment Market
Sources:
Alzheimer’s Association, Alzheimer’s Disease Facts and Figures 2012
Treatment Patterns
 • 5.3 million people with AD in US
 • Assumed to be much higher for early memory impairment
 • 13% Americans 45+ reported experiencing worsening confusion or memory loss (~16 million people)

Once-Daily
Namenda XR®
(memantine HCl) extended release capsules
7 mg, 14 mg, 21 mg, 28 mg

Aricept®
donepezil HCl tablet
5 mg, 10 mg and 23 mg

Razadyne® ER
galantamine HBr EXTENDED-RELEASE CAPSULES

EXELON® PATCH
(rivastigmine transdermal system)

Vayacog®
For the dietary management of
early memory impairment

CerefolinNAC®
Manage • Control • Improve

VAYA™ Pharma

Early Memory Impairment Landscape
Rx
Medical Food
VAYA Pharma is committed to reforming the practice of medicine through a holistic approach to health. VAYA Pharma offers specially formulated, prescription-only medical foods to address distinct nutritional needs that exist in certain diseases and health conditions. There are other companies offering medical foods to the U.S. market. We do not engage in the development or sale of drugs.  VAYA’s products are not intended to diagnose, treat, cure, or prevent any disease.

Competitive Edge
Safety
Cost
Patient Willingness
Efficacy

VAYA Pharma Journey Thus Far
Launched with
7 reps in 3
states
Engaged first
prescribers
Expanded sales force &
established management team
Established KOLs
and gathered
retrospective
data
Hired CEO
(Rob Crim)
Acquired IMS
data
Designed
sales force
structure via IMS
Launched online
pharmacy and call
center
Built analytical
tools to measure
progress
Launched
marketing
campaigns
Expanded
sales force
to 33 reps
in 17 states
Imitated new
clinical trials
Established
VAYA
Singapore
1
2
3
6
9
10
11
12
13
4
7
8
5
2011
Jan.
2015

Building the VAYA Organization
Moving from Pilot to Functional, Commercial Organization
Finance
Marketing
Sales
Operations
HR
Medical
Science
Liaison
R&D

Building Sustainable VAYA Organization
 • Transitioned from intuition to analytical approach
 • IMS data via user friendly CRM
 • Focused targeting
 • Developed and upgraded recruitment profile
 • Growth potential
 • Highly motivated
 • Training
 • Developed improved training program and focus for 2016
 • Introduced support systems
 • Improved incentive and compensation package
 • Established worldwide VAYA Pharma headquarters in Baltimore, MD
 • Building global team and ways of working

WA
OR
CA
AK
HI
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MS
MI
IN
KY
TN
AL
OH
WV
VA
NC
SC
GA
FL
PA
NY
VT
NH
ME
MA
RI
CT
NJ
DE
MD

2013 Sales Territories
20 reps

2014 Sales Territories

22 reps

WA
MT
ND
MN
OR
ID
WY
SD
WI
MI
NV
UT
CO
NE
IA
IL
IN
OH
PA
NY
VT
NH
ME
MA
RI
CT
NJ
DE
MD
CA
KS
MO
KY
WV
VA
NC
TN
SC
AZ
NM
OK
AR
MS
AL
GA
TX
LA
FL
AK
HI

VAYA Pharma

2014 Sales Territories 22 reps

WA
MT
ND
MN
VT
ME
OR
ID
SD
MA
NY
WY
MI
RI
IA
NE
PA
CT
NV
UT
CO
IL
IN
OH
DE
WV
VA
MD
CA
KS
MO
NC
TN
AZ
NM
OK
AR
SC
MS
AL
GA
TX
AK
LA
FL
HI

2015 Sales Territories
33 reps
WI
KY
NJ
NH

The Environment around VAYARIN Is CHANGING

Account: VAYA Pharma

15 Campaigns

2,487,512
People Reached

3 Result Types

337,838 Video Views
2 Campaigns

98,128 Website Clicks
11 Campaigns

24,822 Conversions
2 Campaigns

VAYA Pharma

High Involvement Category
Facebook Campaign Numbers
6 Months

Mark Banschick M.D.
The Intelligent Divorce

New ADD Treatment

A Medical Nutrient to Treat ADD

Larry Maucieri Ph.D., ABPP-CN
The Distracted Couple

What Is "Medical Food" for ADHD?

Omega Fatty Acids and ADHD: Any Connection?

Posted May 19, 2015

Vayarin
An innovative medical food for managing ADHD symptoms without side effects. Vayarin.com
A New Approach to ADHD
Vayarin is specially formulated to address lipid imbalances associated with ADHD. Its patented composition serves as a key building block for healthy brain function.
Learn More

Vayarin
Sponsored
Like Page
An innovative medical food for managing ADHD symptoms without side effects. Vayarin.com
A New Approach to ADHD
TRY A NEW APPROACH
FOR MANAGING ADHD
GET YOUR 3RD MONTH FREE*
*for new prescriptions only
Use promo Code VAYARIN4LIFE
Vayarin
Choose quality of life. Choose Vayarin®.
Vayarin is prescription medical food that addresses the lipid imbalances associated with ADHD.

BREAK FREE From SIDE EFFECTS
Choose quality of life. Choose Vayarin®.
Vayarin
For the dietary management of ADHD
Vayarin is prescription medical food that addresses the lipid imbalances associated with ADHD.

Vayarin
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ATTENTION DEFICIT HYPERACTIVITY DISORDER (ADHD) ONLINE SUPPORT GROUP
Vayarin
Posted by Christine on June 12, 2015 at 9:22am in General
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I would like to know if anyone has tried Vayarin? If you have what is your opinion, looking for my 10 year old son
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VAYA Pharma

Vayarin is Reaching Consumers

Allyson
October 1 at 11:30pm · Edited ·

ADD or ADHD? Check out this video! Wow this is so exciting I just want to believe that there could be other options out there for children who do not respond well to stimulants or prescription pharmaceuticals .

Virginia My daughter has been on this for 13 months. It has made a huge difference. She is unable to take stimulants due to weight loss and we thought that there was no hope. After 3 months the improvement was incredible!!! For the 1st time in her life she is a reader! She is 15yo and a B student in high school who reads everything she gets her hands on. We couldn't be happier!!
Like · Reply · 10 · August 5 at 12:55am

Patricia That's so exciting! We get our prescription on Tuesday! Praying to God it works!
Like · Reply · August 9 at 8:49pm

Toni My son just started it with his Zoloft. He has a feeding tube and the Strattera was causing weight loss. Hopeful this will work as we are out of options.
Like · Reply · July 22 at 10:28pm

Anna I t may take several weeks before you see any results as it kinda sneaks up on you, it has to build up in the system..
Like · Reply · 1 · July 31 at 9:47am

Laureen Strattera was not good for my child. We took him off in a month. May be good for some not for mine. Scary med.
Like · Reply · August 2 at 10:58am

THREE WEEKS LATER.....

Toni I already see some improvement in my child after about 6 weeks. I would recommend this to others.
Like · Reply · 1 · August 24 at 7:33am

VAYA Pharma

Vayarin Fills a Consumer NEED
PEOPLE ARE SPREADING THE WORD
LIVES ARE CHANGING
*All organic - no paid bloggers, etc.

Karen Just started my twins on this yesterday and I have high hopes!!
Like · Reply · Message · 1 hr

Jody This medicine worked for my son! The school wanted to hold him back in kindergarten but we decided to let him move forward to first grade. He improved tremendously! He was on the honor roll the whole entire year!
Like · Reply · 4 · July 21 at 9:46pm

Gina Just picked up my sons script today. Only 20 bucks! My insurance covered most. God I hope this works!
Like · Reply · 4 · July 4 at 8:41am

VAYA Pharma

Consumers are HIGHLY Involved

Melanie Started my 11yr old on this last week. Great so far. It's just lipids. Not a medication.
Like · Reply · 6 · July 28 at 4:45pm

Patricia I Are you taking the stimulants still or just this? Does your child take an omega 3 supplement?
Like · Reply · August 12 at 3:55pm

Melanie No longer taking the stimulant. We dropped the other omega 3 we were using. Doing great so far.
Like · Reply · 1 · August 12 at 3:57pm

Gina This is very interesting to me, as my son is not a candidate for stimulants due to seizures. Are you still feeling good about the results you're seeing with this?
Like · Reply · August 22 at 1:19am

Camila Love this stuff. I was able to wing him off adderall. No more emotional outbreaks. No more mood swings. No more paranoid episodes. Sleeps better and able to keep on task
Like · Reply · 8 · September 2 at 7:03am

Susan D No other meds. It took about 6 months to get into his system. then notes home from teachers changed from "he's not responsible" to "I'm so proud of him"
Like · Reply · 2 · September 17 at 5:47am · Edited

VAYA Pharma

Consumers Spread the Word

Kimberly ▸ **GGC Psychology Club**
September 16 at 1:12pm ·

Vayarin.. a non drug food based approach. I would like to see the resarch

Rhonda ▸ **ADHD Adult Support Group**
September 29 at 6:56pm · Plymouth, MA ·

I just went to my physician and he has suggested I try Vayarin. It is for the Dietary management of ADHD by addressing lipid imbalances. Think it is worth a try.

Charlotte ▸ **ADDitude**
September 14 at 10:42pm · Ocoee, FL ·

Anyone had success w/ Vayarin for ADD in child? TIA

VAYA Pharma

Consumers are Connecting Via Building Communities

LifewithADD

Powered by Ben's Friends Patient Support Communities www.BensFriends.org

We're ADD/ADHD Survivors, here for your support

www.LifewithADD.org

ATTENTION DEFICIT HYPERACTIVITY DISORDER (ADHD) ONLINE SUPPORT GROUP

Vayarin

Posted by Christine on June 12, 2015 at 9:22am in General View Discussions

I would like to know if anyone has tried Vayarin? If you have what is your opinion, looking for my 10 year old son

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Reply by Boseri on June 13, 2015 at 9:51am

This is the first I've heard of it and I'm very interested too for my 11 year old son.

Reply by Christine on June 13, 2015 at 10:37am

My friend is a pharmacist and she hasn't heard of it...... Saw it on an ad on Facebook..... It's not a stimulant, it's a supplement. I hope someone here has tried it.

Communities Spread the Word

Moving towards a cohesive, consistent Health Care Provider message

Vayarin
WHY IT WORKS: ADHD & LIPID IMBALANCE
LIPIDS ARE CRITICAL IN BRAIN HEALTH
LIPID IMBALANCE ARE ASSOCIATED WITH ADHD
EVOLUTION OF DIET
Vayarin
PRESCRIBING AND DELIVERING VAYARIN
Free home delivery
Auto refill option and refill reminder calls
Insurance processing where applicable
Guaranteed pricing of no more than $50 per bottle
DOSAGE & ADMINISTRATION
RESULTS TAKE TIME
VAYA DIRECT

Vayarin
For the dietary management of ADHD
BREAK FREE
FROM SIDE EFFECTS
CHOOSE QUALITY OF LIFE

Vayarin Sales Materials

American Academy of Child & Adolescent Psychiatry
AACAP'S 62ND ANNUAL MEETING
OCTOBER 26-31, 2015 - SAN ANTONIO, TX
HENRY B. GONZALEZ CONVENTION CENTER
& GRAND HYATT SAN ANTONIO

ADHD Compassion and Courage in the Big Easy.
New Orleans • November 12-14, 2015
CHADD2015
Annual International Conference on ADHD

VAYA Pharma

Driving HCP Awareness to Compliment Sales Force
• AACAP 62nd Annual Meeting
 • Oct 26th - 31st - San Antonio, TX
 • Dr. Mech Poster Presentation
 • Vayarin effect on sleep
• CHADD Annual International Conference
 • Nov 12th - 14th - New Orleans, LA
 • Dr. Rosenthal in booth
• Direct Mail Program
 • Targeted in areas without sales coverage

Patient Profiles
Vayacog
Accountant, 55 years old
Physician, 60 years old
VAYA

Improve memory with virtually no side effects.
TRY VAYACOG!
Now You Can with Vayacog
Vayacog
For the dietary management of early memory impairment
SPECIAL OFFER INSIDE
ONLY $99
FOR FIRST 90 DAYS
THRU VAYA DIRECT
Uses what the body knows to make the body better

Vayacog™
Do You Remember?
What is Early Memory Impairment?
What is the Unique Compound in Vayacog™?
What is Phosphatidylserine?
VAYA

Vayacog™
Do You Remember?
About 20 Million Americans Aged 65 Years and Older Suffer from Cognitive Impairment Without Dementia
Vayacog™
Vayacog™ is clinically shown to:
Improve memory abilities:
Short-Term Memory
Long-Term Memory
Improve learning skills
Be safe and well tolerated
VAYA

Contents lists available at ScienceDirect
Progress in Neuro-Psychopharmacology & Biological Psychiatry
journal homepage: www.elsevier.com/locate/pnp
ELSEVIER

$n-3$ phosphatidylserine attenuated scopolamine-induced amnesia in middle-aged rats

Nachum Vaisman [a,*], Dori Pelled [b,1]

Dementia and Geriatric Cognitive Disorders
Original Research Article

Phosphatidylserine Containing ω-3 Fatty Acids May Improve Memory Abilities in Non-Demented Elderly with Memory Complaints: A Double-Blind Placebo-Controlled Trial

Veronika Vakhapova[a] Tzafra Cohen[a] Yael Richter[a] Yael Herzog[c] Amos D. Korczyn[b]

VAYA Pharma

Vayacog Marketing
Taking advantage while optimizing approach

VAYA
DIRECT

2015 VAYA Direct Online Sales

Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

Online Pharmacy Fast Growing Proprietary Channel

Vayarin
Vayacog
Vayarol
VAYA
DIRECT
VAYA PHARMA PRESCRIPTIONS DELIVERED TO YOUR DOOR
Get started today
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VAYA Direct Competitive Advantage
• Full pharmacy service
• Processes insurance
• Home delivery
• Auto refill option
• Call center prompts refill
• Win-Win-Win
 • Doctors - higher compliance
 with prescription
 • Patient - ease of access, best
 price in market
 • VAYA - higher compliance,
 higher profit, access (indirect)
 to patients

SALES TERRITORY EXPANSION GROWTH
6 Territories / 10 Reps
4 Territories / 4 Reps
4 Territories / 4 Reps
MONTH 1
MONTH 2
MONTH 3
MONTH 4
MONTH 5
MONTH 6
MONTH 7
MONTH 8
MONTH 9
MONTH 10
MONTH 11
MONTH 12
MONTH 13
MONTH 14
MONTH 15
MONTH 16
MONTH 17
MONTH 18
MONTH 19
MONTH 20
2014 (2/14)
2015 (4/15)
2015 (6/15)

VAYA Pharma

Sales Territory Growth Accelerates with Learning

10000
יול-14
אוג-14
ספט-14
אוק-14
נוב-14
דצמ-14
ינו-15
פבר-15
מרץ-15
אפר-15
מאי-15
יונ-15
יול-15
אוג-15
ספט-15

VAYA Pharma

VAYA US Bottle Volume is Accelerating
Source: Combined IMS and on-line pharmacy monthly bottle volume

A Clinician’s Perspective
Dr. Mark Banschick, M.D.
Katonah, NY
Psychology Today, Contributor

Helping Doctors Understand Our
Products & Science
Maurice Williams, Ph.D.
Medical Science Liaison
VAYA Pharma

Bridging the Gap
• Physician Accessibility
 • Relationship building
• Providing Scientific Background of Product(s)
• Clinical Trial Support
• Increased Prescribing Potential of Product(s)

Common Physician Concerns
• Has the product undergone clinical trials?
• Can I conduct a clinical trial?
• Is the product safe?
• Is the product effective?
• What type of scientific supportive data exists?
• Who can I speak with regarding the outcome of the scientific data if I have any questions?
• Prescribing pressure

MSL Responsibilities to Help Bridge the Gap
• Sales Force Support
• KOL (Key Opinion Leader) Relationship Development
• Educational Support
• Scientific Convention Support
• Clinical Trial Support

Bridging the Gap to Sales Success

Today one of the most wonderful things happened. I was connected by a doctor, Dr. Park, in my area who said she wrote 8 scripts last week and needed more vouchers. She seemed pretty neutral regarding Vayarin after I met with her in June. Then she wanted to speak with Maurice and seemed more bought in after the conversation with Maurice last week. It wasn't until today when talking to her I connected all the dots. This decile 10 is finally a Vayarin fan!!!  - Sales Rep
They are now believers in Vayarin, thanks to your thorough approach teaching the webinar.  I am excited to see what they can do with the knowledge now.  After the webinar they sat and talked about patients to start Vayarin on, and patients on stimulants needing Vayarin. - Sales Rep

Educating and Developing Relationships
Maurice’s presentation was a “home run”. The information was extremely well received by the medical students, faculty, and staff. Maurice received some great questions and comments from the attendees. Dr. Wright, the Pediatric Department Chair, commented on the need for additional training and information for ADHD and prescription medical foods and invited
Maurice back for a follow-up presentation. I believe this presentation set the stage for a great partnership with Howard University for supporting  training and research opportunities.

Vayarin.
Clinically proven
to manage
ADHD symptoms
with virtually
no side effects.
Vayarin.com

VAYA Pharma

Bridging the Gap with KOLs and Globally
Presenting to the
Minister of Health
in Singapore
American Academy of Neurology
American Academy of
Child & Adolescent Psychiatry

VAYA Co-Creation R&D Model
Rob Crim
President & CEO
VAYA Pharma

UT DALLAS
EFFECTS OF EPA ENRICHED PHOSPHATIDYLSERINE-OMEGA-3 (VAYARIN) ON EPILEPTIC CHILDREN WITH SYMPTOMS OF ADHD

ANALYZING THE EFFECT OF PHOSPHATIDYLSERINE CONTAINING OMEGA-3 FATTY ACIDS ON EMOTIONAL REGULATION AND SLEEP QUALITY OF ADHD PATIENTS SUFFERING FROM SLEEP DISTURBANCES
Background
Results

VAYA Pharma

VAYA R&D Co-Creation Model
• Autism
• Epilepsy and ADHD
1
2
3
4
Doctor’s use “off-label” due to safety profile
Doctor notices benefit
Doctor and VAYA agree to analyze retrospective data
VAYA protects IP
5
Doctor develops poster / publishes data / presents at conventions
6
VAYA does prospective clinical trial to develop future data

VAYA R&D Co-Creation Model
Pros
•  Faster to market
•  Less expensive than pharma model
•  Wide funnel for new ideas
 • Inherently meets patient need
•  Enrolls Doctors
•  Opportunity to build and utilize science as it is developed
Cons
•  Medical foods do not achieve FDA “Rx approval” facilitating usage and reimbursement
•  Requires comprehensive IP strategy

The Science Behind VAYA and the
Future
Dr. Yael Richter
VP Research & Development

Outline
• Lipids- Why?
• VAYA Pharma Research Initiatives
 • Expanding VAYA Indications & Target Populations
 • Developing the Science with Physicians
• Potential VAYA Pharma Rx Development Path

Lipids Played a Major Role in Human Brain Evolution
Poor in key lipids
Rich in key lipids
Rich in marine key
lipids
Human brain capacity has grown more than two-fold during the last 3.5 million years

About 60% of the Brain Dry Weight is Lipid

1.4
1.2
1.0
0.8
0.6
0.4
0.2
% Phospholipid
0
10
20
30
40
50
60
70
80
90
Days Postpartum
Term
Pre-Term

Lipids are an Important Component of Breast Milk

Lipid Imbalances Associated with Neurological Disorders
Memory
Problems
ADHD
Autism
Mood
Disorders
Behavioral
Disorders
Schizophrenia
Alzheimer's
Disease

Western Diet is Poor in Key Lipids
 Today
130mg
-48%
Reduced
Reduced
Fat Diet
Fat Diet
100mg
100mg
Vegetarian
Diet
50mg
1980s
250mg

Dietary Trends Suggest That PS Intake Has Declined Over The Past Few Decades
Phosphatidylserine intake

Rx
Medical Food
Drug
Dietary management of diseases
Treatment of diseases

VAYA Pharma’s Approach
A novel approach providing specially formulated lipid based solutions familiar to the human body

Expanding VAYARIN Target Population

STUDY DESIGN	STUDY SITES
Multi-center, double-blind, placebo controlled study in **ADHD Adults**	Three sites in the US

In Adults
4.4%
In children
11%

VAYA Pharma

STATUS (Clinical Trials.gov Identifier)
Recruiting (NCT02257216)
ADHD Prevalence

Expanding VAYARIN Target Population

STUDY DESIGN	STUDY SITES	
Multi-center, double-blind, placebo controlled study in **epileptic** ADHD-Children	Ten sites in France	

ADHD Prevalence

In Epilepsy
30%
In general population
11%

STATUS (ClinicalTrials.gov Identifier)
Recruiting (NCT02348073)

Expanding VAYA Indications

STUDY DESIGN	STUDY SITES	STATUS (ClinicalTrials.gov Identifier)
Single-center, double-blind, placebo controlled study in **children with autism spectrum disorders (ASD)**	One site in the US	**Recruiting** (NCT02222285)

Prevalence

ASD
1.5%
About 1 in 68 children
ADHD
11%
About 7 in 68 children

VAYA Pharma

Expanding VAYA Scientific Evidence
STUDY DESIGN	STUDY SITES	STATUS (ClinicalTrials.gov Identifier)
Long-term (2 years), Multi-center, double-blind, placebo controlled study In Mild Cognitive Impairment (MCI)	Up to 25 sites in the US & Israel	Recruiting (NCT02211560)
Active
Placebo
TIME
Disease modifying effect

Retrospective collaborations with physicians, analyzing existing data from patients’ medical records.
Valuable research platform to:
•  Identify new potential indications
•  Identify new potential target populations
•  Learn about the use of the products in clinical practice
•  Support findings of clinical studies
Developing Science with Physicians

UT DALLAS
LONG-TERM EPA-ENRICHED PHOSPHATIDYLSERINE-OMEGA-3 (VAYARIN) TREATMENT IN CHILDREN AND ADULTS WITH ADHD
1. Texas Child Neurology, PLLC, Plano, TX
2. University of Texas at Dallas, Richardson, TX
TEXAS CHILD NEUROLOGY
Introduction
Behavior Rating
Effect of Vayarin After 3 Months Therapy
Disclosure
For further information
Conclusions
Future Directions
Literature cited
Methods
Results
Vayarin Continuance
Vayarin Discontinuance
Results Summary
Patient Age Demographics

VAYA Pharma

Retrospective Study- Texas Neurology
Submitted for publication in a peer review journal
• Conducted by Dr R. Chudnow (Texas
 Child Neurology )
• 380 patients diagnosed with ADHD
 who were prescribed Vayarin® and
 administrated Vayarin® for at least 3
 months
• Presented at the 2014 Annual Meeting
 of the American Academy of Neurology

Approximately 64% of Patients Reported Benefit

BENEFIT
64%
NO BENEFIT
36%

VAYA Pharma

#22
ANALYZING THE EFFECT OF PHOSPHATIDYLSERINE CONTAINING OMEGA-3 FATTY ACIDS ON EMOTIONAL REGULATION AND SLEEP QUALITY IN ADHD PATIENTS SUFFERING FROM SLEEP DISTURBANCES
Background
PHOSPHATIDYLSERINE
Objective
Methods
Results
Conclusion
References

VAYA Pharma

Retrospective Study: ADHD Patients with Poor Sleep
 • Conducted by Dr A. Mech
 (Mech Healthcare Clinic, US)
 • ADHD patients with poor
 sleep quality prescribed
 Vayarin®
 • Presented at the 2015
 American Academy of Child &
 Adolescent Psychiatry
 (AACAP) conference

30
25
20
15
10
5
0
%REM/TST
Improvement

8
6
4
2
0
MEDI Mean Score
Improvement
Baseline
Endpoint

Significant Improvement in Quality of Sleep
Baseline
Endpoint
* p<0.0001
VAYARIN SIGNIFICANTLY IMPROVED
EMOTIONAL REGULATION
VAYARIN SIGNIFICANTLY IMPROVED
REM SLEEP
*
*

Emotional expressions and experiences that are excessive in relation to social norms and context-inappropriate, rapid and poorly controlled
Emotional Dysregulation
• A common comorbidity of ADHD (present in ~40% of ADHD population)
• Emotional dysregulation is poorly addressed by current standard medications
IRRITABILITY
MOODINESS
BEHAVIOR OUTBURSTS

1
Animals Tested
2
IND Application
IND REVIEW
3
PHASE 1
4
PHASE 2
FDA
DRUG SPONSOR
5
PHASE 3

Potential VAYA Pharma Rx Development Path
PRE-CLINICAL
CLINICAL
VAYA’s potential path
Traditional path

VAYA Global - Financial Status
Eyal Hen
Chief Financial Officer
VAYA Pharma

Revenue and Gross Margin
+44% 9 Months '15 vs '14
+27% '14 vs '13
6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
4,444
72%
5,641
75%
6,174
82%
2013
2014
Nine Months Ended September 30, 2015
Revenue
Gross Margin

VAYA Global - Growth
• Growth rate Year over Year (Nine Months) is 44% ‘15 VS ‘14 and
 47% for the Third Quarter ‘15 Vs ’14

VAYA Global - Financial Status
• Accelerating growth rate.
• Record high revenues of $2.2 million for the third quarter.
• Solid gross margin >80%
 • Owned model is higher
• Increasing propriety channel sales - VAYA Direct (Online-
 pharmacy) ~25% of total sales as of today.
• Geographic expansion potential in the U.S.
• VAYA Global - Untapped potential.
• Potential products and indications in development.

The Script To Profitable Growth
Rob Crim
President & CEO
VAYA Pharma

VAYA Provides Opportunity for Sustainable, Long-term Growth

Today

- VAYA U.S. Sales Pilot
- Vayarin Focus
- Singapore distributor to owned
- Initial marketing

Tomorrow

- US Geographic Sales Expansion
- Strengthened DTC marketing
- Vayacog marketing
- Expansion of online pharmacy
- Initial Ex-US expansion

Future

- Additional Indications & Products
  - Adult ADHD
  - Epilepsy and ADHD
  - Autism
  - Long term Cognitive Decline (MCI)
- Global expansion
- Reimbursement coverage and/or pricing optimization
- Use of technology within different regulatory classifications

VAYA™
Pharma

Vayarin
For the clinical dietary management of ADHD
Vayacog
For the clinical dietary management of Early Memory Impairment
Vayarol
For the clinical dietary management of Hypertriglyceridemia

Thank you